The Brand Realty Group Joins The Real Brokerage

San Diego-Based Real Estate Team to be Led by Founder Serri Rowell

TORONTO AND NEW YORK -- April 5, 2022 /PRNewswire -- The Real Brokerage Inc. ("Real" or the "Company") (TSXV: REAX) (NASDAQ: REAX), an international, technology-powered real estate brokerage, today announced that The Brand Realty Group, based in San Diego, California, is joining its growing network of agents.

The Brand Realty Group has a team of more than 25 agents. The Brand Realty Group was founded by Serri Rowell in 2018. Rowell has been in real estate for more than twenty years in the San Diego area. The Brand Realty Group was recently recognized as among the top 1% producers in San Diego County by Pacific Southwest Association of REALTORS® and received the Real Estate Achievement and Leadership (R.E.A.L.) award and the Five Star Professional Award for from 2010-2021.

"I have always said that finding the right team is the key to success in this business," said Serri Rowell. "With Real, I feel that I have the support I need as a broker and the right tools to help leverage my agents so that they can succeed and continue to grow in the industry."

"We are beyond excited to welcome The Brand Realty Group to the Real family," said Real co-founder and CEO Tamir Poleg. "California is a big market for us and provides Real with a significant number of opportunities to connect with buyers and sellers. We look forward to working with Serri and her team."

Corporate Update

Further to the Company's news release dated May 27, 2021, the Company also announces that it is now solely conducting its normal course issuer bid through the facilities of the Nasdaq and is no longer conducting its normal course issuer bid through the facilities of the TSX Venture Exchange.

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 43 U.S. states, the District of Columbia, and Ontario and Alberta, Canada. Real is building the future, together with more than 4,500 agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:

The Real Brokerage Inc.

Elisabeth Warrick

elisabeth@therealbrokerage.com

Caroline Glennon

thunder11@therealbrokerage.com

1+201-564-4221

Investors, for more information, please contact:

Hayden IR

James Carbonara

james@haydenir.com

646-755-7412

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified using words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to The Brand Realty Group joining Real, the Company's normal course issuer bid and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance, or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the NASDAQ has neither approved nor disapproved the contents of this press release.